Via Facsimile and U.S. Mail
Mail Stop 4720

July 14, 2009

John R. Byers
President and Chief Executive Officer
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

Re: **FPIC Insurance Group, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2008
       Filed March 4, 2009
       Schedule 14A Filed April 15, 2009
       File No. 001-11983

Dear Mr. Byers:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

Base Salary

Annual Incentive Award, page 18

1. We note your disclosure on page 17 that one of the most important factors considered by the Compensation Committee in setting executive base salaries for 2008 was the executive's performance. We further note your disclosure on page 18 that Mr. White's annual incentive award was based 20% on individual performance measures. However, your Compensation Discussion and Analysis does not disclose the individual objectives used to determine your executive officers' base salary or Mr. White's annual incentive award. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

   - The performance objectives;
   - Confirmation that you will discuss the achievement of the objectives; and
   - A discussion of how the level of achievement will affect the actual bonuses to be paid.

   To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Liability for Losses and LAE, page 22

2. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, the impact that reasonably likely changes in severity and frequency assumptions, discussed on page 24, may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Loss Reserve Development Table, page 29

3. Please revise the ten year development table to include the line item "Gross cumulative redundancy or deficiency" for each year.

Fair Value Measurement, page 30

4. If you use pricing services or brokers/dealer quotes to assist you in determining fair values, please consider revising Management's Discussion and Analysis to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

   a. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

   b. Whether, and if so, how and why, you adjusted quotes or prices you obtained;

   c. Whether the broker/dealer quotes are binding or non-binding; and

   d. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Investments, page 31

5. We note your disclosure that gross unrealized investment losses were $24.3 million as of December 31, 2008 compared to $5.5 million as of December 31, 2007. We also note your realized losses of $13 million for 2008, as reflected in your income statement. Please consider that there may be a need for a risk factor if there is a reasonable probability that the company can suffer additional significant realized and unrealized losses to its investments in the future.

Item 7 A. Quantitative and Qualitative Disclosures about Market Risk

Credit risk – fixed income securities and reinsurance, page 51

6. Please disclose the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings.

Item 15. Exhibits and Financial Statement Schedules

Notes to the Consolidated Financial Statements

11. Share-Based Compensation Plans, page F-32

7. We note your disclosure on page F-32 that you maintain an employee stock purchase plan which is offered to eligible employees and executive officers. However, you did not file this plan as an exhibit to your annual report. Please file this agreement as an exhibit, or provide us with a legal analysis as to why this agreement need not be filed as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the

John R. Byers
FPIC Insurance Group, Inc.
July14, 2009
Page 5

processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3269 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant